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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 27, 2018

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Funds (the “Registrant”)

    File No. 811-05028

Dear Ms. Dubey:

In a May 31, 2018 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Amendment No. 433 (“Amendment 433”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 18, 2018. Amendment 433 was filed to incorporate changes to the names, investment policies and/or principal investment strategies, effective July 30, 2018, for certain series of the Registrant’s Private Account Portfolio Series that are currently known as the PIMCO Asset-Backed Securities Portfolio, PIMCO Emerging Markets Portfolio, PIMCO High Yield Portfolio, PIMCO Investment Grade Corporate Portfolio, PIMCO Long Duration Corporate Bond Portfolio, PIMCO Mortgage Portfolio, PIMCO Municipal Sector Portfolio and PIMCO U.S. Government Sector Portfolio (each a “Portfolio” and collectively, the “Portfolios”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as set forth in Amendment 433.

Comment 1: For all names rule policies, confirm all derivatives will be valued at market value.

Response: Confirmed. As of July 30, 2018, concurrent with the effectiveness of the Portfolios’ name changes, all derivatives will be valued at market value for names rule policy purposes.

Comment 2: For all Portfolio names that will become “PIMCO [X] and Short-Term Investments Portfolio,” disclose that the Portfolio will invest a “significant extent” of its assets in each of [X] and short-term investments, respectively.

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Response: Consistent with the naming convention and the investment policy that will be adopted by each Portfolio, each Portfolio will, under normal circumstances, invest at least 80% of its assets in a combination of the two types of investments indicated by its name. While each Portfolio intends to invest a significant amount of its assets in each type of investment indicated by its name, the Portfolios will dynamically allocate their assets from time to time consistent with a Portfolio’s investment objective and strategies. As such, there is no minimum amount of assets that a Portfolio is required to invest in each type of investment, so long as the Portfolio complies with its 80% names rule policy. Accordingly, the Registrant respectfully declines to modify the Portfolios’ registration statement in response to this comment.

Comment 3: For all Portfolio names that will become “PIMCO [X] and Short-Term Investments Portfolio,” please explain in your response why such name is not misleading under Section 35(d) of the 1940 Act when such Portfolios appear to be focused on investing in or getting exposure to [X], with short-term investments being held for asset coverage with respect to derivatives tied to [X]. See Rule 35d-1 adopting release text preceding footnote 16. In your response, consider distinguishing between a Portfolio’s short-term investments that are held for Section 18 asset coverage purposes against those that are held for other purposes.

Response: Rule 35d-1 provides, in relevant part, that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of its assets in the type(s) of investments suggested by its name. When a fund’s 80% names rule policy suggests the fund invests in a combination of two types of investments, such as the Portfolios’ 80% names rule policies, there is no SEC rule, regulation or order that requires such fund to invest a minimum percentage of assets in each separate type of investment indicated by the fund’s name. Accordingly, each Portfolio that will become “PIMCO [X] and Short-Term Investments Portfolio” will have a policy, adopted pursuant to Rule 35d-1, to invest, under normal circumstances, at least 80% of its assets in [X] and short-term investments, consistent with the Portfolio’s name.

The Registrant recognizes that the SEC may determine by rule, regulation or order pursuant to Section 35(d) of the 1940 Act that a particular fund name is materially deceptive or misleading even if the fund complies with its 80% names rule policy. The SEC and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a

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manner that is inconsistent with the fund’s intended investments or risks of those investments.[1] Under this standard, “[X] and Short-Term Investments” is not misleading. As noted above in response to comment 2, consistent with the naming convention and the investment policy that will be adopted by each Portfolio, each Portfolio will, under normal circumstances, invest at least 80% of its assets in a combination of the two types of investments indicated by its name. While each Portfolio intends to invest a significant amount of its assets in each type of investment indicated by its name, the Portfolios will dynamically allocate their assets from time to time consistent with a Portfolio’s investment objective and strategies. Accordingly, there is no minimum amount of assets that a Portfolio is required to invest in each type of investment, so long as the Portfolio complies with its 80% names rule policy. We respectfully submit that no reasonable investor would conclude that a Portfolio is investing in a manner inconsistent with the Portfolio’s intended investments or risks of those investments as suggested by the Portfolio’s name.

In addition, the shares of the Portfolios are not registered under the Securities Act of 1933, as amended (the “1933 Act”), because such shares are issued by the Registrant solely in private placement transactions that do not involve any “public offering” within the meaning of the 1933 Act. Shares of the Portfolios may be purchased only by clients of PIMCO, including separately managed private accounts and investment companies registered under the 1940 Act, and other funds, who are “accredited investors,” as defined in Regulation D under the 1933 Act, and either (i) “qualified purchasers,” as defined for purposes of Section 3(c)(7) of the 1940 Act, or (ii) “qualified institutional buyers,” as defined in Rule 144A(a)(1) under the 1933 Act. Only PIMCO, acting as agent for its clients, may effect purchases and redemptions of Portfolio shares. As such, we do not believe there is any practical opportunity for reasonable investors to be deceived or misled regarding the Portfolios’ names given that PIMCO alone, not investors, may determine to purchase or redeem Portfolio shares on behalf of its clients. Accordingly, the Registrant does not believe that the Portfolios’ names are materially deceptive or misleading under Section 35(d).

The Registrant does not distinguish between short-term investments held for Section 18 asset coverage purposes, and short-term investments held for other purposes, for purposes of calculating a Portfolio’s compliance with its 80% names rule policy.

Comment 4: For all Portfolio names that will become “PIMCO [X] and Short-Term Investments Portfolio,” disclose which instruments specifically comprise short-term investments. We would expect the disclosed list of instruments to be consistent with the market’s view of what types of instruments may be considered “short-term investments.”

[1]    Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001). See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001).

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Response: For purposes of each Portfolio to-be-named “PIMCO [X] and Short-Term Investments Portfolio,” “short-term investments” will be comprised of Fixed Income Instruments, which may be represented by forwards or derivatives, that have up to three years remaining to maturity or a weighted average life of three years or less.

Comment 5: For all Portfolio names that will become “PIMCO [X] and Short-Term Investments Portfolio,” consider disclosing that one purpose of short-term investments is to provide asset coverage with respect to derivatives.

Response: Comment acknowledged. Certain Portfolios, such as the Asset-Backed Securities, Mortgage, and U.S. Government Sector Portfolios, already disclose in their Principal Investment Strategies that investments in certain Fixed Income Instruments will generally be used to cover forward exposure. With respect to the other Portfolios, no specific changes to disclosure have been made in response to this comment, although we note that the registration statement contains extensive disclosure regarding the Portfolios’ use of derivatives, and the practice of asset coverage with respect to such derivatives.

Comment 6: With respect to the PIMCO Emerging Markets Portfolio (to be renamed the PIMCO EM Bond and Short-Term Investments Portfolio), disclose in the Principal Investment Strategies section of the offering memorandum the criteria used to determine whether an instrument is economically tied to an emerging market.

Response: The Registrant respectfully declines to revise the Principal Investment Strategies section, as the requested criteria is provided elsewhere in the offering memorandum. Specifically, the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities section of the offering memorandum provides, in relevant part, as follows:

Certain Portfolios may invest in securities and instruments that are economically tied to developing (or “emerging market”) countries. PIMCO generally considers an instrument to be economically tied to an emerging market country if: the issuer is organized under the laws of an emerging market country; the currency of settlement of the security is a currency of an emerging market country; the security is guaranteed by the government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government); for an asset-backed or other collateralized security, the country in which the collateral backing the security is located in an emerging market country; or the security’s “country of exposure” is an emerging market country, as determined by the criteria set forth below. With respect to derivative instruments, PIMCO generally

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considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries or if an instrument’s “country of exposure” is an emerging market country. A security’s “country of exposure” is determined by PIMCO using certain factors provided by a third-party analytical service provider. The factors are applied in order such that the first factor to result in the assignment of a country determines the “country of exposure.” The factors, listed in the order in which they are applied, are: (i) if an asset-backed or other collateralized security, the country in which the collateral backing the security is located; (ii) the “country of risk” of the issuer; (iii) if the security is guaranteed by the government of a country (or any political subdivision, agency, authority or instrumentality of such government), the country of the government or instrumentality providing the guarantee; (iv) the “country of risk” of the issuer’s ultimate parent; or (v) the country where the issuer is organized or incorporated under the laws thereof. “Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location; (ii) country of primary listing; (iii) sales or revenue attributable to the country; and (iv) reporting currency of the issuer. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In making investments in emerging market securities, a Portfolio emphasizes those countries with relatively low gross national product per capita and with the potential for rapid economic growth. Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. PIMCO will select the country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors it believes to be relevant.

Rule 35d-1(a)(3)(ii) requires “prospectus” disclosure of the specific criteria used, but does not require “summary prospectus” disclosure. Moreover, because the Portfolios’ shares are not registered under the 1933 Act, the Portfolios do not use a summary prospectus. Accordingly, for the test referenced in the Staff comment above, the Registrant respectfully declines to move the factors disclosed in the above-referenced section of the Portfolio’s offering memorandum to the Principal Investment Strategies section of the offering memorandum.

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Comment 7: For all Portfolio names that will become “PIMCO [X] and Short-Term Investments Portfolio,” please confirm that the Principal Investment Strategies section of each Portfolio’s offering memorandum will disclose what the Portfolio is invested in and what it is exposed to.

Response: Confirmed, we respectfully submit that each Portfolio’s Principal Investment Strategies section complies with the applicable requirements of Form N-1A.

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:    Joshua D. Ratner, Pacific Investment Management Company LLC

     Ryan G. Leshaw, Pacific Investment Management Company LLC

     Wu-Kwan Kit, Pacific Investment Management Company LLC

     Douglas P. Dick, Dechert LLP